Exhibit 4.2

Description of Registrant’s Securities

All references in this Exhibit 4.2 to “CB” refer to CB Financial Services, Inc.

General
CB is authorized to issue 35,000,000 shares of common stock, par value $0.4167 per share.

Common Stock
Dividends. The holders of CB’s common stock are entitled to receive and share equally in dividends as may be declared by the board of directors out of funds legally available for dividends, after payment of all dividends on preferred stock, if any is outstanding.
Voting Rights. The holders of CB’s common stock possess exclusive voting rights in CB. They have the right to vote act on matters that are required to be presented to them under Pennsylvania law or that are otherwise presented to them by CB’s board of directors. Each holder of common stock is entitled to one vote per share on all matters presented to stockholders. Holders of common stock are not entitled to cumulate their votes in the election of directors.
Liquidation. Upon a liquidation, dissolution or winding up of CB, holders of common stock are entitled to receive all of the assets of CB available for distribution after payment or provision for payment of all its debts and liabilities. If CB were ever to issue preferred stock, the preferred stockholders may have a priority over the holders of the common stock upon liquidation or dissolution.
Preemptive Rights; Redemption. Holders of CB’s common stock are not entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.